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                             May 28, 2021

       Nicholas Scherling
       Chief Executive Officer
       Decentralized Crypto Financial Inc.
       4795 Meadow Wood Lane, #200
       Chantilly, VA 20151

                                                        Re: Decentralized
Crypto Financial Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 14, 2021
                                                            File No. 024-11353

       Dear Mr. Scherling:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A Filed May 14, 2021

       General

   1. We note that you did not include an updated Part II and III that is responsive to the comments contained in
our comment letter dated April 9, 2021 with your amended Form
                                                        1-A filed on May 14,
2021. Please ensure that you file an updated Part II and III of your
                                                        Form 1-A that is
responsive to this comment letter as well as our April 9, 2021 comment letter with your next
amendment.
   2. We refer to Exhibit 1A-11 and note that the consent of Cheasapeake Financial Corp is dated December 5, 2020.
Please include a currently dated auditor's consent prior to
                                                        qualification.
 Nicholas Scherling
Decentralized Crypto Financial Inc.
May 28, 2021
Page 2

       You may contact Stephen Kim at (202) 551-3291 or Theresa Brillant at
(202) 551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.



FirstName LastNameNicholas Scherling                     Sincerely,
Comapany NameDecentralized Crypto Financial Inc.
                                                         Division of
Corporation Finance
May 28, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName